This announcement is not for distribution directly or indirectly in or into Canada, Australia or Japan or any jurisdiction into which the same would be unlawful. This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire shares in the capital of Lloyds TSB in the United States, Canada, Australia or Japan or any jurisdiction in which such an offer or solicitation is unlawful. The shares in Lloyds TSB referred to in this announcement have not been and will not be registered under the United States Securities Act of 1933 and may not be offered, sold or transferred in or into the United States absent registration or an exemption from registration. No public offering of securities will be made in connection with the Placing in the United Kingdom, the United States or elsewhere.

19 September 2008

Lloyds TSB announces Placing of up to 5% of its issued share capital

The Board of Lloyds TSB Group plc (“Lloyds TSB”) today announces a placing of up to 5% of its issued share capital by the issue of new Lloyds TSB Ordinary Shares (the "Placing"). The Placing will be effected by way of an accelerated bookbuild.

The Placing is subject to certain terms and conditions. Whether the Placing proceeds, the number of shares issued in the Placing (the “Placing Shares”) and the price in respect of the Placing Shares will be decided at the close of the accelerated bookbuilding period. The timing of the closing of the book, (pricing with the agreement of Lloyds TSB) and allocations is at the absolute discretion of the bookrunners in respect of the Placing.

The Placing Shares will, when issued, be issued credited as fully paid and will rank pari passu in all respects with the existing ordinary shares of Lloyds TSB, including the right to receive all dividends and other distributions declared after the date of the issue. The Placing Shares shall not be entitled to the interim dividend declared on the ordinary shares in the capital of Lloyds TSB (the “Lloyds TSB Ordinary Shares”) on 30 July 2008.

Application will be made for the Placing Shares to be admitted to the Official List of the Financial Services Authority ("FSA"), and to be admitted to trading by the London Stock Exchange plc on its main market for listed securities.

It is expected that Admission will become effective on or around 24 September 2008 and that dealings in the Placing Shares will commence at that time.

The distribution of this announcement and the offering of the Placing Shares in certain jurisdictions may be restricted by law. No action has been taken by Lloyds TSB or the bookrunners in respect of the Placing (the “Joint Bookrunners”) that would permit an offering of such shares or possession or distribution of this announcement or any other offering or publicity material relating to such shares in any jurisdiction where action for that purpose is required. Persons into whose possession this announcement comes are required by Lloyds TSB and the Joint Bookrunners to inform themselves about, and to observe, such restrictions.

The price of shares and the income from them may go down as well as up and investors may not get back the full amount invested on disposal of the shares.

MEMBERS OF THE PUBLIC ARE NOT ELIGIBLE TO TAKE PART IN THE PLACING. THIS ANNOUNCEMENT IS FOR INFORMATION PURPOSES ONLY AND IS DIRECTED ONLY AT: (A) PERSONS IN MEMBER STATES OF THE EUROPEAN ECONOMIC AREA WHO ARE QUALIFIED INVESTORS (AS DEFINED IN ARTICLE 2(1)(E) OF EU DIRECTIVE 2003/71/EC (THE "PROSPECTUS DIRECTIVE")); (B) PERSONS IN THE UNITED KINGDOM WHO ARE

QUALIFIED INVESTORS AND PERSONS WHO ARE (I) INVESTMENT PROFESSIONALS FALLING WITHIN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (THE "ORDER"); (II) PERSONS FALLING WITHIN ARTICLE 49(2)(A) TO (D) ("HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS, ETC") OF THE ORDER; OR (III) PERSONS TO WHOM IT MAY OTHERWISE BE LAWFULLY COMMUNICATED (ALL SUCH PERSONS IN (A) AND (B) TOGETHER BEING REFERRED TO AS "RELEVANT PERSONS"). THIS ANNOUNCEMENT MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS ANNOUNCEMENT RELATES IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS. THIS ANNOUNCEMENT DOES NOT ITSELF CONSTITUTE AN OFFER FOR SALE OR SUBSCRIPTION OF ANY SECURITIES IN LLOYDS TSB.

This announcement and the information contained herein is not for publication or distribution, directly or indirectly, to persons in Canada, Australia or Japan or in any jurisdiction in which such publication or distribution is unlawful. No public offer of securities of Lloyds TSB is being made in the United Kingdom, the United States or elsewhere.

In particular, the Placing Shares referred to in this announcement have not been and will not be registered under the Securities Act and may not be offered, sold or transferred in or into the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

The relevant clearances have not been, and nor will they be, obtained from the securities commission of any province or territory of Canada; no prospectus has been lodged with, or registered by, the Australian Securities and Investments Commission or the Japanese Ministry of Finance; and the Placing Shares have not been, and nor will they be, registered under or offered in compliance with the securities laws of any state, province or territory of Canada, Australia or Japan. Accordingly, the Placing Shares may not (unless an exemption under the relevant securities laws is applicable) be offered, sold, resold or delivered, directly or indirectly, in or into the United States, Canada, Australia or Japan or any other jurisdiction outside the United Kingdom.

The Placing Shares to be issued pursuant to the Placing will not be admitted to trading on any stock exchange other than the London Stock Exchange and, to the extent required, on the New York Stock Exchange. Neither the content of Lloyds TSB website nor any website accessible by hyperlinks on Lloyds TSB website is incorporated in, or forms part of, this announcement.